Exhibit 10.1
May 12, 2015

OFFER LETTER

David Raissipour

Dear David,

It is a pleasure to offer you a position on the Carbonite team! This Offer Letter serves to confirm the details of our employment offer as follows:

Position:	Senior Vice President, Product and Engineering

Status:	Full-time, Regular, Exempt

Reporting to:	Chief Executive Officer

Compensation:
Base salary of $13,125 semi-monthly, which is the equivalent of $315,000 annually, paid in accordance with the Company’s normal payroll procedures.

All forms of compensation which are referred to in this offer letter are subject to reduction to reflect applicable withholding, payroll and other required taxes and deductions. Please note that Carbonite may modify salaries and benefits from time to time as it deems necessary.

Bonus:
You will be eligible for an incentive bonus of 45% of your base salary. The timing and amount of any bonus is subject to the discretion and approval of the Compensation Committee of the Board of Directors.

Benefits:	See Appendix A

Equity:
38,425 Restricted Stock Units of Carbonite’s common stock, vesting over four years with 25% vesting on your first anniversary of employment and the balance vesting in equal annual installments thereafter. All equity grants described in this Section are subject to approval by Carbonite’s Board of Directors and the specific terms of the equity will be governed by Carbonite’s stock incentive plan.

Acceleration of Options:
If during the first twelve months after a Change of Control (as defined in the 2011 Equity Award Plan) you are terminated without cause or if you voluntarily resign from the company due to “Constructive Termination” (as defined in your existing option agreements), then 100% of your then-unvested equity shall vest immediately prior to the termination date.

Severance:
During your first year of employment only, if you are terminated without Cause (as defined below) or are Constructively Terminated (as defined in your existing option agreements), you will be entitled to receive a payment amount equal to (and payable pro rata over such 3 month period following termination) (i) three times your then current monthly base salary and (ii) three times the monthly amount that the Company paid for your participation in the Company’s health insurance plan during the month immediately preceding your termination date, subject to any and all conditions and qualifications contained in this letter.

After your first year of employment, if you are terminated without Cause (as defined below) or are Constructively Terminated (as defined in your existing equity agreements), you will be entitled to receive a payment amount equal to (and payable pro rata over such 6 month period following termination) (i) six times your then current monthly base salary and (ii) six times the monthly amount that the Company paid for your participation in the Company’s health insurance plan during the month immediately preceding your termination date, subject to any and all conditions and qualifications contained in this letter.

“Cause” shall mean (1) willful misconduct in connection with your employment or willful failure to perform your responsibilities in the best interests of the Company, as determined by the Company; (2) conviction of, or plea of nolo contendre or guilty to, a felony under the laws of the United States or any State; (3) any act of fraud, theft, embezzlement or other material dishonesty by you which harmed the Company; (4) intentional violation of a federal or state law or regulation applicable to the Company’s business which violation was or is reasonably likely to be injurious to the Company, or (5) repeated failure to perform your duties and obligations of your position with the Company which failure is not cured within 30 days after notice of such failure from the Company to you.

The foregoing amounts shall be made in accordance with the Company's normal payroll practices; provided, however, that the Company shall not make any severance payments unless and until (x) you execute and deliver to the Company a general release in substantially the form attached here at Appendix B (the “Release”), (y) such Release is executed and delivered to the Company within twenty-one (21) days after your termination date and (z) all time periods for revoking the Release have lapsed. If you are terminated during the month of December of any calendar year and are owed severance hereunder, no severance payments shall be made prior to January 1st of the next calendar year and any amount that would have otherwise been payable to you in December of the preceding calendar year will be paid to you on the first date in January on which you would otherwise be entitled to any payment.

Following your termination date, all benefits offered by the Company, including health insurance benefits, shall cease. From and after such date, you may elect to continue your participation in the Company’s health insurance benefits at your expense pursuant to COBRA by notifying the Company in the time specified in the COBRA notice you will be provided and paying the monthly premium yourself, subject to as otherwise stated herein. Notwithstanding the above, if you are a "specified employee" within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), then any amounts payable to you during the first six months and one day following the date of your termination that constitute nonqualified deferred compensation within the meaning of Section 409A of the Code (as determined by the Company in its sole discretion) shall not be paid to you until the date that is six months and one day following such termination to the extent necessary to avoid adverse tax consequences under Section 409A of the Code.

At-Will Employment:
Your employment with Carbonite is for no specified period of time and constitutes “at-will” employment. As a result, you are free to resign at any time, for any reason or for no reason, with or without notice. Similarly, Carbonite is free to conclude its employment relationship with you at any time, with or without cause, and with or without notice.

Other Agreements:
All Carbonite employees are required, as a condition of your employment with Carbonite, to sign, on or before your first day of employment, the Company’s Confidentiality, Invention Assignment and Non-Competition Agreement. Please retain a signed copy for your files. We also ask that, if you have not already done so, you disclose to the Company any and all agreements relating to your prior employment that may affect your eligibility to be employed by the Company or that may limit the manner in which you may be employed.

You agree that, during the term of your employment with Carbonite, you will not engage in any other employment, occupation, consulting or other business activity directly related to the business in which Carbonite is now involved or becomes involved during the term of your employment, nor will you engage in any other activities that conflict with your obligations to Carbonite.

This Offer Letter, along with the Carbonite Confidentiality, Invention Assignment and Non-Competition Agreement, set forth the terms of your employment with Carbonite and supersede any prior representations or agreements, whether written or oral.

Expected Start Date:	On or prior to Monday May 18th, 2015

Expiration and Modification
This Offer Letter may not be modified or amended except by a written agreement, signed by the Chief Executive Officer or Chief Financial Officer of Carbonite and by you. This offer will expire at 5pm, EST on Tuesday, May 12th, 2015

Sincerely,

/s/ Alec Carstensen
Alec Carstensen
VP, HR and Talent Acquisition

ACCEPTANCE AND ACKNOWLEDGMENT

I accept the offer of employment from Carbonite as set forth in the Offer Letter dated May 12, 2015. I understand and acknowledge that my employment with Carbonite is at-will, for no particular term or duration and that I, or Carbonite, may terminate the employment relationship at any time, with or without cause and with or without prior notice. I acknowledge that the Company reserves the right to conduct background investigations and/or reference checks on all of its potential employees, and that my job offer, therefore, is contingent upon a clearance of such a background investigation and/or reference check, if any.

I understand and agree that the terms and conditions set forth in the Offer Letter represent the entire agreement between Carbonite and me superseding all prior negotiations and agreements, whether written or oral. I understand that the terms and conditions described in this Offer Letter, along with the Carbonite Confidentiality, Invention Assignment and Non-Competition Agreement are the terms and conditions of my employment. No one other than Carbonite’s Chief Executive Officer or Chief Financial Officer is authorized to sign any employment or other agreement which modifies the terms of the Offer Letter and Carbonite's Carbonite Confidentiality, Invention Assignment and Non-Competition Agreement, and any such modification must be in writing and signed by either such executive.

Signature:	/s/ David Raissipour
Name:	David Raissipour
Date:	May 12, 2015

Appendix A
Employee Benefits

Carbonite offers a comprehensive benefits package. We are committed to providing a competitive portfolio of benefits including health, insurance, and retirement, along with work life programs. Below is a very brief summary of these benefits. In all instances, the terms of the Benefit Plan document will govern. All benefits are subject to change at the discretion of the Company.
Medical Insurance
Carbonite offers a comprehensive health insurance plan to all full-time permanent eligible employees through Harvard Pilgrim. We offer three plans and generously contribute to the cost of this benefit. Eligibility begins on first day of employment. Premium contributions contributed by the employee are on a pre-tax basis.
Dental Insurance
Carbonite offers dental benefits through MetLife Insurance. These benefits are available to all full-time permanent eligible employees. Eligibility begins on first day of employment. Premium contributions contributed by the employee are on a pre-tax basis.
Vision
Carbonite offers vision benefits through VSP Vision. These benefits are available to all full-time permanent eligible employees. Eligibility begins the first of the month following the first day of employment. Premium contributions contributed by the employee are on a pretax basis.
Life and other Insurance
Carbonite provides full-time permanent employees with Basic Life, AD& D, Short-Term Disability and Long-Term Disability insurance; the company picks up the full cost of these benefits. Additional life insurance for employees, spouses, and dependents, as well as critical illness, accident, and AD&D insurances may be purchased by the employee at discounted rates.
Flexible Spending Accounts
Carbonite offers a flexible spending account plan. This plan will allows the employee to make pre-tax contributions through payroll deduction into medical and dependent flexible spending accounts.
Commuter Benefit Plans (CBP)
Carbonite offers CBP Transit & Parking Plans which are pre-tax commuter benefits plan that is used to pay for monthly bus, ferry, train or metro passes along with qualified expenses for vanpooling in commuter highway vehicles, and parking expense.  Expenses must be incurred when commuting between work and an employee's residence.
401(k) Savings Plan
Carbonite has established the Carbonite, Inc. 401(k) Plan with the objectives of providing for employee security upon retirement and encouraging employees to save on a regular basis. Employees are eligible upon hire. Carbonite will match the first 3% of employee contributions at 100% and the next 2% of employee contributions at 50%. The match is immediately 100% vested.
Vacation
At Carbonite we focus on what people get done, not hours and days worked. Just as we don’t have a nine to five policy, we don't have a vacation policy. Exempt employees should make sure that their work is covered and notify their managers when they plan to be out of the office with as much notice as possible.
Holidays
Carbonite’s offices are closed in company-wide recognition of ten holidays per calendar year.
Employee Assistance Plan
Carbonite employees and their eligible dependents (including domestic partners) are eligible to participate in the Employee Assistance Plan (EAP) effective on their date of hire. This plan provides access to a confidential resource for evaluation, counseling, information, and referrals to help solve work and personal issues.